Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our limited operating history;

●	our current and future capital requirements;

●	our ability to manufacture, market and sell our products and to generate significant revenues;

●	our intention to advance our technologies and commercialization efforts;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing, production and distribution channels;

●	acceptance of our business model by investors;

●	our ability to maintain the listing of our ordinary shares on the Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 31, 2025, or the Annual Report.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are an early commercialization stage technology company that is seeking to revolutionize railway safety and the data-related market. We have developed cutting edge, AI based, industry-leading detection technology specifically designed for railways. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator.

We are currently engaged on a number of projects where we are equipping certain customers with up to 10 systems each and in a pilot phase with several industry leading railway operators as we seek to move to the next stage of receiving commercial roll out orders as we continue our transition of an early commercialization stage company. We believe that our technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

Operating Expenses

Our current operating expenses consist of two components — research and development expenses, and general and administrative expenses. To date, we have not generated significant revenues.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses (including share-based payments) and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,
(in thousands of USD)	2025	2024

Payroll and related expenses	$2,543	$2,036
Share-based payment	220	18
Depreciation	56	76
Equipment	187	89
Rent and office maintenance	221	202
Other	14	37

Total	3,241	2,458

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,
(in thousands of USD)	2025	2024

Payroll and related expenses	$1,168	$871
Share-based payment	210	77
Professional services	826	932
Travel expenses	73	29
Rent and office maintenance	74	67
Marketing and other	161	140
Total	2,512	2,116

Comparison of the Six Months Ended June 30, 2025, to the Six Months Ended June 30, 2024

Results of Operations

	Six months ended June 30,
(in thousands of USD)	2025	2024

Revenues	$237	$761
Cost of sales	(189)	(372)
Gross profit	48	389
Research and development expenses	(3,241)	(2,458)
General and administrative expenses	(2,512)	(2,116)
Operating loss	(5,705)	(4,185)

Financial (expenses) income:
Revaluation of derivatives, warrant liabilities and other	(380)	(18,835)
Other financing income (expenses), net	406	(1,304)

Total Loss	(5,679)	(24,324)

Revenues

During the six months ended June 30, 2025, we recognized revenues of $237,000, representing a decrease of $524,000, or 69%, compared to $761,000 for the six months ended June 30, 2024. The decrease was primarily attributable to the timing of revenue recognition. Revenues for the first half of 2025 were mainly derived from additional installations of our Main Line Systems for Israel Railways and from services provided to existing customers.

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2025, amounted to $3,241,000, an increase of $783,000, or 32%, compared to $2,458,000 for the six months ended June 30, 2024. The increase was primarily due to higher salaries and related personnel expenses, reflecting both an increase in headcount and salaries, as well as the impact of the depreciation of the U.S. dollar against the Israeli shekel (NIS), since salaries are paid in NIS. The increase also reflects higher share-based payment expenses, mainly due to new grants of restricted share units, or RSUs, to employees during the period, and increased purchases of R&D equipment to support ongoing development activities.

General and administrative expenses

Our general and administrative expenses for the six months ended June 30, 2025, were $2,512,000, representing an increase of $396,000, or 19%, compared to $2,116,000 for the six months ended June 30, 2024. The increase was primarily due to higher salaries and related personnel expenses, reflecting salary adjustments and one-time bonuses. Additional contributing factors included the depreciation of the U.S. dollar against the NIS, as a significant portion of our expenses are denominated in NIS and higher share-based payment expenses due to new RSU grants to employees. These increases were partially offset by a slight decrease in professional fees.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2025, was $5,705,000 compared to an operating loss of $4,185,000 for the six months ended June 30, 2024, an increase of $1,520,000, or 36.3%.

Financial expense and income:

Revaluation of derivatives, warrant liabilities and other

For the six months ended June 30, 2025, we recorded expenses in the amount of $380,000 due to the revaluation of derivatives, warrant liabilities and other in connection with shares issued under the SEPA (as defined below). This compares to expenses of $18,835,000 for the six months ended June 30, 2024, which were primarily related to warrants issued in a private placement and a convertible loan credit facility the Company entered into in January 2024.

Other financial expenses and income

For the six months ended June 30, 2025, our other financial income amounted to $406,000, primarily attributable to interest income earned on short-term deposits. This compares to $1,304,000 in financial expenses for the six months ended June 30, 2024. The change of $1,710,000 is mainly due to the full amortization of the discount related to the convertible loan credit facility entered into in January 2024, recorded in the six months ended June 30, 2024.

Net Loss

As a result of the foregoing, our total net loss for the six months ended June 30, 2025, was $5,679,000 compared to $24,324,000 for the six months ended June 30, 2024, a decrease of $18,645,000, or 76.6%.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2025, we have funded our operations principally with approximately $95 million (net of issuance expenses) from the issuance of our equity securities and exercise of warrants and options. As of June 30, 2025, we had approximately $22.4 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in thousands of USD)	2025	2024

Operating activities	(4,661)	(4,595)

Investing activities	(10)	(6)

Financing activities	9,759	11,274

Net increase in cash and cash equivalents	5,216	6,617

Operating Activities

Net cash used in operating activities of $4,661,000 during the six months ended June 30, 2025, was primarily used for payment of an aggregate of approximately $3,711,000 in salaries and related personnel expenses. The remaining amount of approximately $950,000 was used for professional services, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $4,595,000 during the six months ended June 30, 2024, was primarily used for payment of an aggregate of approximately $2,907,000 in salaries and related personnel expenses. The remaining amount of approximately $1,688,000 was used for professional services, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $10,000 during six months ended June 30, 2025, reflected the purchase of fixed assets, as well as $6,000 during six months ended June 30, 2024.

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2025, consisted of $9,759,000 of net proceeds from our issuance of ordinary shares under the SEPA and exercise of warrants.

Net cash provided by financing activities during the six months ended June 30, 2024, consisted of $11,274,000 of net proceeds from our issuance of ordinary shares and warrants in a private placement and credit facility that we entered into in January 2024 and the exercise of warrants.

Standby Equity Purchase Agreement (October 2024)

On October 7, 2024, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or Yorkville.

Pursuant to the Purchase Agreement, we have the right, but not the obligation, to sell to Yorkville from time to time, or Advance, up to $20.0 million, or the Initial Commitment Amount, of our ordinary shares during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in SEPA. On February 26, 2025, we and Yorkville entered into an amendment to the SEPA to increase the Initial Commitment Amount to $30.0 million of our ordinary shares, or the Commitment Amount. At our option, the ordinary shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, deliver a notice to Yorkville that we are committing Yorkville to purchase such ordinary shares, or Advance Shares. The Company may also specify a certain minimum acceptable price per share in each Advance. For the purposes of the SEPA, “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s Ordinary Shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount, we issued 288,684 ordinary shares, or the Commitment Shares, to Yorkville and also paid a $10,000 structuring fee to an affiliate of Yorkville.

Pursuant to the SEPA, Yorkville shall not be obligated to purchase or acquire any ordinary shares under the SEPA which, when aggregated with all other ordinary shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of our ordinary shares.

On April 24, 2025, concurrently with the entry into the at-the-market Sales Agreement (as defined below), the Company reduced the maximum aggregate offering price registered under the SEPA to zero. As of June 30, 2025, the Company had issued an aggregate of 22,210,892 ordinary shares under the SEPA, for total gross proceeds of approximately $18,308 thousand, including 8,094,297 ordinary shares issued during the six-month period ended June 30, 2025, for gross proceeds of approximately $7,537 thousand.

At-the-Market Offering (April 2025)

On April 24, 2025, we entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners as sales agent, or A.G.P., pursuant to which we may offer and sell, from time to time through A.G.P, ordinary shares having an aggregate offering price of up to $11,311,750, or the Placement Shares. Pursuant to the Sales Agreement, we will pay A.G.P. a fixed commission rate in cash equal to 3.0% of the aggregate gross proceeds from each sale of the Placement Shares sold pursuant to the Sales Agreement.

As of June 30, 2025 and the date of this Report, we sold an aggregate of 308,987 and 3,255,854 ordinary shares, respectively, under the Sales Agreement, for total gross proceeds of approximately $130 thousand and $1,343 thousand, respectively.

Current Outlook

We have financed our operations to date primarily from sales of our equity securities in public and private offerings. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated any significant revenues from the sale of products and we do not expect to generate significant revenues from the sale of our products in the near future.

As of June 30, 2025, our cash and cash equivalents were $22.4 million. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

To date, we have not generated significant revenues from our activities and have incurred substantial operating losses. We expect that we will continue to generate substantial operating losses and will continue to fund our operations primarily through the utilization of our current financial resources, sales of our products, and through additional raises of capital.

As of June 30, 2025 and the date of this Report, we sold an aggregate of 308,987 and 3,255,854 ordinary shares, respectively, under the Sales Agreement, for total gross proceeds of approximately $130 thousand and $1,343 thousand, respectively. See “Liquidity and Capital Resources — Financing Activities — At-the-Market Offering (April 2025)” for additional information. In addition, to date, we have received approximately $12.3 million (gross) as a result of the exercise of warrants issued in the January 2024 PIPE and the Credit Facility in January 2024 and approximately $18.3 million as a result of sales of 22,210,892 of our ordinary shares (not including the Commitment Shares) to Yorkville pursuant to the SEPA.

We expect that our cash and cash equivalents as of the issuance date of this Report and the future expected cash flow from sales will be sufficient for at least 24 months of operations. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in the second half of 2025. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Item 3.D—Risk Factors.” in our Annual Report.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report.

If we are unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of the ordinary shares.

As previously disclosed, on March 6, 2025, we received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying us that we had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. We have until September 2, 2025, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, our ordinary shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event that we do not regain compliance by September 2, 2025, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a hearings panel.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum closing bid price requirement, Nasdaq may take steps to delist our ordinary shares. Such a delisting would likely have a negative effect on the price of our ordinary shares and would impair your ability to sell or purchase our ordinary shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive office is located in Ra’anana, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. As of the date of this Report, one (1) of our employees is serving in active duty, who does not hold an executive position or perform critical or exclusive functions. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. On January 19, 2025, a temporary ceasefire came into effect between Israel and Hamas, the result of which is uncertain. However, we cannot predict if and to what extent these ceasefires will remain in effect or upheld. In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles, has threatened to continue to attack Israel, and is widely believed to be developing nuclear weapons. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. The Israeli military conducted additional operations against Iranian assets. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred, and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.